Exhibit 99.3

Cameco Corporation

2021 condensed consolidated interim financial statements

(unaudited)

May 6, 2021

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended
($Cdn thousands, except per share amounts)	Note	Mar 31/21	Mar 31/20
Revenue from products and services	9	$290,016	$345,553

Cost of products and services sold		280,462	255,508
Depreciation and amortization		49,358	54,606

Cost of sales		329,820	310,114

Gross profit (loss)		(39,804)	35,439

Administration	12	11,199	33,711
Exploration		1,314	4,302
Research and development		479	754
Other operating income	7	(21,785)	(6,002)
Gain on disposal of assets		(1)	(16)

Earnings (loss) from operations		(31,010)	2,690
Finance costs	10	(17,681)	(18,937)
Gain (loss) on derivatives	16	8,706	(65,346)
Finance income		1,278	5,805
Share of earnings from equity-accounted investee	5	20,617	13,978
Other income	11	11,106	49,061

Loss before income taxes		(6,984)	(12,749)
Income tax expense (recovery)	12	(2,031)	6,500

Net loss		$(4,953)	$(19,249)

Net loss attributable to:

Equity holders		(4,929)	(19,224)
Non-controlling interest		(24)	(25)

Net loss		$(4,953)	$(19,249)

Loss per common share attributable to equity holders:

Basic	13	$(0.01)	$(0.05)

Diluted	13	$(0.01)	$(0.05)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/21	Mar 31/20
Net loss		$(4,953)	$(19,249)

Other comprehensive income (loss), net of taxes:

Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]		16,089	(4,715)

Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(9,109)	(61,342)

Other comprehensive income (loss), net of taxes		6,980	(66,057)

Total comprehensive income (loss)		$2,027	$(85,306)

Other comprehensive income (loss) attributable to

Equity holders		$6,982	$(66,075)
Non-controlling interest		(2)	18

Other comprehensive income (loss)		$6,980	$(66,057)

Total comprehensive income (loss) attributable to

Equity holders		$2,053	$(85,299)
Non-controlling interest		(26)	(7)

Total comprehensive income (loss)		$2,027	$(85,306)

[1]	Net of tax (Q1 2021 - $(2,451); Q1 2020 - $646)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Mar 31/21	Dec 31/20
Assets
Current assets
Cash and cash equivalents		$1,023,598	$918,382
Short-term investments		19,975	24,985
Accounts receivable		217,356	204,980
Current tax assets		9,069	8,184
Inventories	3	553,649	680,369
Supplies and prepaid expenses		90,989	89,428
Current portion of long-term receivables, investments and other	4	31,614	18,716

Total current assets		1,946,250	1,945,044

Property, plant and equipment		3,641,497	3,771,557
Intangible assets		54,662	55,822
Long-term receivables, investments and other	4	613,670	652,042
Investment in equity-accounted investee	5	233,222	219,688
Deferred tax assets		935,982	936,678

Total non-current assets		5,479,033	5,635,787

Total assets		$7,425,283	$7,580,831

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		178,244	233,649
Current tax liabilities		1,050	1,480
Current portion of other liabilities	6	9,094	26,119
Current portion of provisions	7	48,720	42,535

Total current liabilities		237,108	303,783

Long-term debt		995,709	995,541
Other liabilities	6	184,897	166,559
Provisions	7	1,032,762	1,156,387

Total non-current liabilities		2,213,368	2,318,487

Shareholders’ equity
Share capital	8	1,892,581	1,869,710
Contributed surplus		228,701	237,358
Retained earnings		2,754,709	2,735,830
Other components of equity		98,636	115,457

Total shareholders’ equity attributable to equity holders		4,974,627	4,958,355
Non-controlling interest		180	206

Total shareholders’ equity		4,974,807	4,958,561

Total liabilities and shareholders’ equity		$7,425,283	$7,580,831

Commitments and contingencies [notes 7, 12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
				Foreign	Equity		Non-
(Unaudited)	Share capital	Contributed surplus	Retained earnings	currency translation	investments at FVOCI		controlling interest	Total equity
($Cdn thousands)						Total
Balance at January 1, 2021	$1,869,710	$237,358	$2,735,830	$103,925	$11,532	$4,958,355	$206	$4,958,561
Net loss	—	—	(4,929)	—	—	(4,929)	(24)	(4,953)
Other comprehensive income (loss)	—	—	—	(9,107)	16,089	6,982	(2)	6,980

Total comprehensive income (loss) for the period	—	—	(4,929)	(9,107)	16,089	2,053	(26)	2,027

Share-based compensation	—	1,143	—	—	—	1,143	—	1,143
Stock options exercised	22,871	(4,821)	—	—	—	18,050	—	18,050
Restricted share units released	—	(4,979)	—	—	—	(4,979)	—	(4,979)
Dividends	—	—	5	—	—	5	—	5
Transfer to retained earnings [note 16]	—	—	23,803	—	(23,803)	—	—	—

Balance at March 31, 2021	$1,892,581	$228,701	$2,754,709	$94,818	$3,818	$4,974,627	$180	$4,974,807

Balance at January 1, 2020	$1,862,749	$234,681	$2,825,596	$77,114	$(5,415)	$4,994,725	$238	$4,994,963
Net loss	—	—	(19,224)	—	—	(19,224)	(25)	(19,249)
Other comprehensive income (loss)	—	—	—	(61,360)	(4,715)	(66,075)	18	(66,057)

Total comprehensive loss for the period	—	—	(19,224)	(61,360)	(4,715)	(85,299)	(7)	(85,306)

Share-based compensation	—	2,183	—	—	—	2,183	—	2,183
Restricted and performance share units released	—	(2,301)	—	—	—	(2,301)	—	(2,301)
Dividends	—	—	30	—	—	30	—	30

Balance at March 31, 2020	$1,862,749	$234,563	$2,806,402	$15,754	$(10,130)	$4,909,338	$231	$4,909,569

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended
($Cdn thousands)		Mar 31/21	Mar 31/20
Operating activities
Net loss		$(4,953)	$(19,249)
Adjustments for:
Depreciation and amortization		49,358	54,606
Deferred charges		2,623	(1,205)
Unrealized loss (gain) on derivatives		(8,800)	64,830
Share-based compensation	15	1,143	2,183
Loss (gain) on disposal of assets		(1)	(16)
Finance costs	10	17,681	18,937
Finance income		(1,278)	(5,805)
Share of earnings in equity-accounted investee	5	(20,617)	(13,978)
Other operating income	7	(21,785)	(6,002)
Other expense (income)		753	(48,860)
Income tax expense (recovery)	12	(2,031)	6,500
Interest received		1,075	5,144
Income taxes paid		(1,113)	(5,673)
Dividends from equity-accounted investee		—	15,388
Other operating items	14	33,048	115,318

Net cash provided by operations		45,103	182,118

Investing activities
Additions to property, plant and equipment		(8,420)	(18,802)
Decrease (increase) in short-term investments		5,010	(169,345)
Decrease in long-term receivables, investments and other		48,731	750
Proceeds from sale of property, plant and equipment		—	43

Net cash provided by (used in) investing		45,321	(187,354)

Financing activities
Interest paid		(655)	(72)
Lease principal payments		(665)	(640)
Proceeds from issuance of shares, stock option plan		18,050	—
Dividends returned		5	30

Net cash provided by (used in) financing		16,735	(682)

Increase (decrease) in cash and cash equivalents, during the period		107,159	(5,918)
Exchange rate changes on foreign currency cash balances		(1,943)	9,506
Cash and cash equivalents, beginning of period		918,382	1,062,431

Cash and cash equivalents, end of period		$1,023,598	$1,066,019

Cash and cash equivalents is comprised of:
Cash		578,611	428,412
Cash equivalents		444,987	637,607

Cash and cash equivalents		$1,023,598	$1,066,019

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2021 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 5).

Cameco’s Cigar Lake mine was placed in a temporary state of care and maintenance in March of 2020 due to the global COVID-19 pandemic. While production resumed in September, the mine returned to a temporary state of care and maintenance in January 2021 as a result of the pandemic. Production once again resumed in April 2021. Cameco also has two other operations in northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 17 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario. Also a result of the COVID-19 pandemic, production was temporarily suspended at the Port Hope UF6 conversion plant and at the Blind River refinery for approximately four weeks in the second quarter of 2020.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2020.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on May 6, 2021.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2020.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2020 consolidated financial statements.

3.    Inventories

	Mar 31/21	Dec 31/20

Uranium
Concentrate	$429,668	$579,653
Broken ore	45,387	45,387

	475,055	625,040
Fuel services	77,999	52,273
Other	595	3,056

Total	$553,649	$680,369

Cameco expensed $244,270,000 of inventory as cost of sales during the first quarter of 2021 (2020 - $258,807,000).

4.	Long-term receivables, investments and other

	Mar 31/21	Dec 31/20
Investments in equity securities [note 16](a)	$14,767	$43,873
Derivatives [note 16]	50,964	45,605
Investment tax credits	95,642	95,642
Amounts receivable related to tax dispute(b)	303,222	303,222
Product loan(c)	176,904	176,904
Other	3,785	5,512

	645,284	670,758
Less current portion	(31,614)	(18,716)

Net	$613,670	$652,042

(a)

Cameco has designated the investments shown below as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long term for strategic purposes. During the quarter, Cameco started to divest of some of these securities since holding them no longer adds value in terms of its strategic plan. There were no dividends recognized on any of these investments during the year.

	Mar 31/21	Dec 31/20
Investment in Denison Mines Corp.	$—	$20,677
Investment in UEX Corporation	11,228	13,005
Investment in Iso Energy Ltd.	528	6,923
Investment in GoviEx	2,625	2,875
Other	386	393

	$14,767	$43,873

(b)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 12). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at March 31, 2021 (December 31, 2020 - $303,222,000) (note 12).

(c)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. The loan is recorded at Cameco’s weighted average cost of inventory.

5.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 18). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Mar 31/21	Dec 31/20
Cash and cash equivalents	$17,048	$47,539
Other current assets	147,457	115,647
Non-current assets	333,175	343,767
Current liabilities	(102,873)	(26,397)
Non-current liabilities	(39,279)	(39,991)

Net assets	$355,528	$440,565

	Mar 31/21	Mar 31/20
Revenue from products and services	$21,706	$65,479
Cost of products and services sold	(4,694)	(20,223)
Depreciation and amortization	(1,928)	(7,566)
Finance income	39	95
Finance costs	(221)	(296)
Other income (expense)	(1,864)	1,057
Income tax expense	(2,898)	(23,665)

Net earnings from continuing operations	10,140	14,881

Other comprehensive income	—	—

Total comprehensive income	$10,140	$14,881

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Mar 31/21	Dec 31/20
Opening net assets	$440,565	$442,074
Total comprehensive income	10,140	113,661
Dividends declared	(85,198)	(64,456)
Impact of foreign exchange	(9,979)	(50,714)

Closing net assets	355,528	440,565

Cameco’s share of net assets	142,211	176,226
Consolidating adjustments(a)	(23,356)	(38,975)
Fair value increment(b)	88,935	89,184
Dividends declared but not received	46,859	—
Dividends in excess of ownership percentage(c)	(22,085)	(9,669)
Impact of foreign exchange	658	2,922

Carrying amount in the statement of financial position at March 31, 2021	$233,222	$219,688

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

6.	Other liabilities

	Mar 31/21	Dec 31/20
Deferred sales	$25,279	$14,382
Derivatives [note 16]	1,292	4,733
Accrued pension and post-retirement benefit liability	91,932	91,729
Lease obligation [note 16]	7,089	7,951
Product loans(a)	13,970	6,045
Other	54,429	67,838

	193,991	192,678
Less current portion	(9,094)	(26,119)

Net	$184,897	$166,559

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1,977,000 kgU of UF6 conversion services and 2,606,000 pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. During the quarter, Cameco borrowed 638,000 kgU of UF6 conversion services. At March 31, 2021, we have 1,103,000 kgU of UF6 conversion services drawn on the loans with repayment due no later than December 31, 2022. The loans are recorded at Cameco’s weighted average cost of inventory.

7.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,189,600	$9,322	$1,198,922
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(91,729)	—	(91,729)
Recognized in earnings	(21,785)	—	(21,785)
Provisions used during the period	(3,324)	(13)	(3,337)
Unwinding of discount	4,047	10	4,057
Impact of foreign exchange	(4,646)	—	(4,646)

End of period	$1,072,163	$9,319	$1,081,482

Current	46,483	2,237	48,720
Non-current	1,025,680	7,082	1,032,762

	$1,072,163	$9,319	$1,081,482

8.	Share capital

At March 31, 2021, there were 397,633,005 common shares outstanding. Options in respect of 3,904,677 shares are outstanding under the stock option plan and are exercisable up to 2027. For the three months ended March 31, 2021, there were 1,370,264 options exercised that resulted in the issuance of shares (2020 - nil).

9.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 17):

For the three months ended March 31, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region

Americas	$137,365	$69,104	$891	$207,360
Europe	47,997	13,923	—	61,920
Asia	19,703	1,033	—	20,736

	$205,065	$84,060	$891	$290,016

Contract type

Fixed-price	$76,576	$84,060	$891	$161,527
Market-related	128,489	—	—	128,489

	$205,065	$84,060	$891	$290,016

For the three months ended March 31, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region

Americas	$110,776	$53,010	$—	$163,786
Europe	103,955	38,715	3,371	146,041
Asia	33,532	2,194	—	35,726

	$248,263	$93,919	$3,371	$345,553

Contract type

Fixed-price	$91,430	$93,919	$3,371	$188,720
Market-related	156,833	—	—	156,833

	$248,263	$93,919	$3,371	$345,553

10.	Finance costs

	Three months ended
	Mar 31/21	Mar 31/20
Interest on long-term debt	$9,799	$10,572
Unwinding of discount on provisions	4,057	5,021
Other charges	3,825	3,344

Total	$17,681	$18,937

11.	Other income (expense)

	Three months ended
	Mar 31/21	Mar 31/20
Foreign exchange gains (losses)	(753)	48,860
Government assistance(a)	11,859	—
Other	—	201

Total	$11,106	$49,061

(a)

In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy program (CEWS). CEWS provides a subsidy on eligible remuneration based on certain criteria. In 2021, the Company qualified for the subsidy for the periods January through March. There are no unfulfilled conditions and other contingencies attached to this government assistance. Cameco intends to apply for the CEWS in subsequent application periods, subject to continuing to meet the applicable qualification criteria.

12.	Income taxes

	Three months ended
	Mar 31/21	Mar 31/20
Earnings (loss) before income taxes
Canada	$21,216	$21,693
Foreign	(28,200)	(34,442)

	$(6,984)	$(12,749)

Current income taxes (recovery)
Canada	$(221)	$(619)
Foreign	(55)	536

	$(276)	$(83)
Deferred income taxes (recovery)
Canada	$(1,275)	$2,607
Foreign	(480)	3,976

	$(1,755)	$6,583

Income tax expense (recovery)	$(2,031)	$6,500

Cameco has recorded $935,982,000 of deferred tax assets (December 31, 2020 - $936,678,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

The total tax reassessed for the three tax years was $11,000,000, and Cameco remitted 50%. Therefore, Cameco expects to receive refunds totaling about $5,500,000 plus interest. The matter has been referred to the Minister of National Revenue to issue new reassessments for the 2003, 2005 and 2006 tax years in accordance with the decision.

In addition, on April 30, 2019, the Tax Court awarded Cameco $10,300,000 for legal fees incurred, plus an amount for disbursements of up to $16,700,000. The amount of the award has been recognized as a reduction of administration expense.

If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

13.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2021 was 397,036,139 (2020 - 395,797,732).

	Three months ended
	Mar 31/21	Mar 31/20
Basic loss per share computation
Net loss attributable to equity holders	$(4,929)	$(19,224)
Weighted average common shares outstanding	397,036	395,798

Basic loss per common share	$(0.01)	$(0.05)

Diluted loss per share computation
Net loss attributable to equity holders	$(4,929)	$(19,224)
Weighted average common shares outstanding	397,036	395,798
Dilutive effect of stock options	—	—

Weighted average common shares outstanding, assuming dilution	397,036	395,798

Diluted loss per common share	$(0.01)	$(0.05)

14.	Statements of cash flows

	Three months ended
	Mar 31/21	Mar 31/20
Changes in non-cash working capital:
Accounts receivable	$(8,884)	$113,329
Inventories	120,463	(15,779)
Supplies and prepaid expenses	(1,584)	1,895
Accounts payable and accrued liabilities	(68,106)	14,432
Reclamation payments	(3,337)	(10,368)
Other	(5,504)	11,809

Other operating items	$33,048	$115,318

15.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 29,710,562 shares have been issued.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the participant’s discretion provided they have met their ownership requirements, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period is based on Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. Prior to 2020, total shareholder return over three years was also a vesting condition. If the participant elects a cash payout, the redemption amount will be based on the volume-weighted average trading price of Cameo’s common shares on March 1 or, if March 1 is not a trading day, on the first trading day following March 1. As of March 31, 2021, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,491,331 (December 31, 2020 - 1,720,636).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. These same participants, if they have met or are not subject to share ownership requirements, may elect to have their award paid as a lump sum cash amount. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of March 31, 2021, the total number of RSUs held by the participants was 1,089,368 (December 31, 2020 - 927,462).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/21	Mar 31/20
Stock option plan	$167	$386
Performance share unit plan	295	1,066
Restricted share unit plan	681	731

	$1,143	$2,183

The fair value of RSUs granted was determined based on their intrinsic value on the date of grant.

The inputs used in the measurement of the fair value at grant date of the equity-settled share-based payment plan were as follows:

RSU
Number of options granted	168,496
Average strike price	$20.25
Expected forfeitures	11%
Weighted average grant date fair values	$20.25

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/21	Mar 31/20
Performance share unit plan	$6,219	$2,932
Restricted share unit plan	1,299	87

	$7,518	$3,019

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the grant and reporting dates were as follows:

	PSU		RSU
	Grant date Mar 1/20	Reporting date Mar 31/21	Grant date Mar 1/20	Reporting date Mar 31/21
Number of units	369,110	1,491,331	245,530	670,706
Expected vesting	92%	104%	—	—
Expected volatility(a)	—	52%	—	—
Risk-free interest rate(a)	—	0.1%	—	—
Expected life of option	3.0 years	1.7 years	3.0 years	2.3 years
Expected forfeitures	10%	6%	10%	10%
Weighted average measurement date fair values	$18.61	$21.61	$20.25	$20.84

(a)

During the first quarter of 2020, the vesting conditions of the PSU plan were amended such that total shareholder return is no longer included for new grants. Due to this change, expected volatility and the risk-free interest rate will no longer be considered in calculating the fair value of new grants.

16.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At March 31, 2021

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents(a)	$—	$1,023,598	$—	$1,023,598
Short-term investments	—	19,975	—	19,975
Accounts receivable	—	217,356	—	217,356
Derivative assets [note 4]
Foreign currency contracts	50,964	—	—	50,964
Investments in equity securities [note 4](b)	—	—	14,767	14,767

	50,964	1,260,929	14,767	1,326,660

Financial liabilities
Accounts payable and accrued liabilities	—	178,244	—	178,244
Lease obligation [note 6]	—	7,089	—	7,089
Derivative liabilities [note 6]
Foreign currency contracts	1,292	—	—	1,292
Long-term debt	—	995,709	—	995,709

	1,292	1,181,042	—	1,182,334

Net	49,672	79,887	14,767	144,326

At December 31, 2020

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$918,382	$—	$918,382
Short-term investments	—	24,985	—	24,985
Accounts receivable	—	204,980	—	204,980
Derivative assets [note 4]
Foreign currency contracts	45,605	—	—	45,605
Investments in equity securities [note 4]	—	—	43,873	43,873

	$45,605	$1,148,347	$43,873	$1,237,825

Financial liabilities
Accounts payable and accrued liabilities	$—	$233,649	$—	$233,649
Lease obligation [note 6]	—	7,951	—	7,951
Derivative liabilities [note 6]
Foreign currency contracts	4,733	—	—	4,733
Long-term debt	—	995,541	—	995,541

	4,733	1,237,141	—	1,241,874

Net	$40,872	$(88,794)	$43,873	$(4,049)

(a)

Cameco has pledged $188,538,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

(b)	During the quarter, Cameco divested of certain of its investments in equity securities. The fair value at the date of derecognition and the cumulative gain on disposal were as follows:

	Fair Value	Gain
Investment in Denison Mines Corp.	$34,827	$15,257
Investment in UEX Corporation	2,667	923
Investment in Iso Energy Ltd.	10,146	7,623

	$47,640	$23,803

The gains are presented net of tax. Cameco has elected to transfer these cumulative net gains from equity investments at FVOCI to retained earnings in the statement of changes in equity.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at March 31, 2021

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 4]
Foreign currency contracts	$50,964	$—	$50,964	$50,964
Investments in equity securities [note 4]	14,767	14,767	—	14,767
Derivative liabilities [note 6]
Foreign currency contracts	(1,292)	—	(1,292)	(1,292)
Long-term debt	(995,709)	—	(1,126,535)	(1,126,535)

Net	$(931,270)	$14,767	$(1,076,863)	$(1,062,096)

As at December 31, 2020

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 4]
Foreign currency contracts	$45,605	$—	$45,605	$45,605
Investments in equity securities [note 4]	43,873	43,873	—	43,873
Derivative liabilities [note 6]
Foreign currency contracts	(4,733)	—	(4,733)	(4,733)
Long-term debt	(995,541)	—	(1,173,280)	(1,173,280)

Net	$(910,796)	$43,873	$(1,132,408)	$(1,088,535)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.5% to 1.9% (2020 - 0.3% to 1.1%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

Cameco’s non-hedge derivatives consist of foreign currency contracts. The following table summarizes the classification on the consolidated statements of financial position:

	Mar 31/21	Dec 31/20
Classification:
Current portion of long-term receivables, investments and other [note 4]	$22,938	$16,466
Long-term receivables, investments and other [note 4]	28,026	29,139
Current portion of other liabilities [note 6]	(656)	(1,658)
Other liabilities [note 6]	(636)	(3,075)

Net	$49,672	$40,872

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended
	Mar 31/21	Mar 31/20
Non-hedge derivatives:
Foreign currency contracts	$8,706	$(70,294)
Interest rate contracts	—	4,948

Net	$8,706	$(65,346)

17.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $72,510,000 of care and maintenance costs during the first quarter of 2021 (2020 - $36,800,000). Included in this amount in 2021 is $32,570,000 relating to care and maintenance costs for operations suspended as a result of COVID 19. Also included in cost of sales, because of the Cigar Lake production suspension, is the impact of increased purchasing activity at a higher cost than produced pounds. This had a negative impact on gross profit in the uranium segment.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business	segments

For the three months ended March 31, 2021

	Uranium	Fuel services	Other	Total
Revenue	$205,065	$84,060	$891	$290,016

Expenses
Cost of products and services sold	233,071	48,383	(992)	280,462
Depreciation and amortization	37,027	8,326	4,005	49,358

Cost of sales	270,098	56,709	3,013	329,820

Gross profit (loss)	(65,033)	27,351	(2,122)	(39,804)

Administration	—	—	11,199	11,199
Exploration	1,314	—	—	1,314
Research and development	—	—	479	479
Other operating income	(21,785)	—	—	(21,785)
Gain on disposal of assets	—	(1)	—	(1)
Finance costs	—	—	17,681	17,681
Gain on derivatives	—	—	(8,706)	(8,706)
Finance income	—	—	(1,278)	(1,278)
Share of earnings from equity-accounted investee	(20,617)	—	—	(20,617)
Other income	—	—	(11,106)	(11,106)

Earnings (loss) before income taxes	(23,945)	27,352	(10,391)	(6,984)
Income tax recovery				(2,031)

Net loss				$(4,953)

For the three months ended March 31, 2020

	Uranium	Fuel services	Other	Total
Revenue	$248,263	$93,919	$3,371	$345,553

Expenses
Cost of products and services sold	201,141	53,363	1,004	255,508
Depreciation and amortization	42,244	10,894	1,468	54,606

Cost of sales	243,385	64,257	2,472	310,114

Gross profit	4,878	29,662	899	35,439

Administration	—	—	33,711	33,711
Exploration	4,302	—	—	4,302
Research and development	—	—	754	754
Other operating income	(6,002)	—	—	(6,002)
Gain on disposal of assets	(12)	(4)	—	(16)
Finance costs	—	—	18,937	18,937
Loss on derivatives	—	—	65,346	65,346
Finance income	—	—	(5,805)	(5,805)
Share of earnings from equity-accounted investee	(13,978)	—	—	(13,978)
Other income	(201)	—	(48,860)	(49,061)

Earnings (loss) before income taxes	20,769	29,666	(63,184)	(12,749)
Income tax expense				6,500

Net loss				$(19,249)

18.	Related parties

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended March 31, 2021, Cameco did not have any purchases (2020 - $18,885,000 ($14,341,000 (US)).